Exhibit 99.5

FEDERAL EXPRESS

AND EMAIL

Jeffery R. Bray

2083 Walker Lane

Holladay, Utah 84117

jeff@jeffbray.com

June 21, 2022

UpHealth, Inc.

Attention: Secretary

14000 S. Military Trail, Suite 203

Delray Beach, Florida 33484

Re:	Notice of Intention to Nominate Persons for Election to the Board of Directors

Dear Secretary:

I, Jeffery Bray, am a stockholder of record of UpHealth, Inc. (the “Company”) and hereby submit this notice on the date hereof. I intend to nominate three persons for election to Class I of the Board of Directors of the Company (the “Board”) at the upcoming 2022 Annual Meeting of Stockholders of the Company and any adjournment or postponement thereof (such meeting and any adjournments and postponements thereof, the “2022 Annual Meeting”).

I hereby notify the Company of my intention to nominate the individuals listed below for election as directors of the Company at the Company’s 2022 Annual Meeting, as described in the preliminary proxy statement filed with the United Stated Securities and Exchange Commission on June 21, 2022.

Martin D. Angle, 72, has served as Deputy Chairman and Senior Independent Director of Spire Healthcare Group since March 2019. Spire is one of the UK’s largest private hospital providers with 39 hospitals and 8 clinics across England, Wales and Scotland. At Spire, Mr. Angle is also chair of the Nomination Committee and a member of the Audit and Risk Committee and Remuneration Committee. Mr. Angle has also served as Deputy Chairman and Senior Independent Director of Gulf Keystone Petroleum plc since July 2018 and as a named advisor to Agile Defense LLC since July 2018. Mr. Angle also serves on the board of directors of Ocean Biomedical, Inc. Mr. Angle has previously served on the boards of Pennon Group plc from December 2008 to December 2018, Savills Plc from January 2007 to May 2016, National Exhibition Group from December 2006 to December 2015, Severstal from January 2007 to May 2015, Dubai International Capital from November 2006 to November 2009, and Shuaa Capital from August 2009 to May 2016. He also previously served as Group Finance Director of TI Group, a FTSE 100 company with worldwide engineering activities, from February 1997 to December 2000. In his earlier executive career, Mr. Angle held a number of senior positions in investment banking with S.G. Warburg & Co, Morgan Stanley (where he headed UK M&A), and Kleinwort Benson. Mr. Angle has also served as Operating Managing Director at Terra Firma Capital Partners from March 2001 to January 2006, where he held a number of senior roles in its portfolio companies including Le Meridien Hotel Group (Executive Deputy Chairman and acting Chairman) and the Waste Recycling Group (Executive Chairman), then one of the leading UK waste management businesses. Mr. Angle is a chartered accountant and he holds a B.S. in Physics from University of Warwick. I believe Mr. Angle is qualified to serve on the Board based on his business experience as a board member of a publicly listed company and his advisory experience.

Harpal Sandhu, 55, is a leading Silicon Valley entrepreneur. He has served as Chief Executive Officer of Integral Development Corporation since 1994. Over his 30-year career, Mr. Sandhu founded several venture-backed and publicly-traded financial technology firms, including Infinity Financial Technology, Integral Development Corporation, and Mint Exchange, which have led the digital transformation processes in their respective domains. His firms lead the electronification of financial products and the introduction of cloud computing into banks, brokers and global payments companies. He is widely considered a leading expert on the digital transformation of markets. Mr. Sandhu began his career as a financial engineer in the Capital Markets Group at Morgan Stanley & Company. He is a graduate of Stanford University and is the author of 12 U.S. and international patents on the digitization of financial products. I believe Mr. Sandhu is qualified to serve on the Board based on his experiences in recruiting, managing and leading teams throughout the high-growth stages of companies, and that – as an operator and shareholder – he is particularly well suited to work in the interests of shareholders both large and small.

Former Governor William Owens, 71, is a Senior Director at Greenberg Traurig, LLP, a US-based international law firm with 40 offices worldwide. Since April 2011, he has served on the board of Federal Signal Corporation where he is Chairman of the Corporate Governance Committee. Mr. Owens also serves on the board of directors of Ocean Biomedical, Inc. He previously served on the boards of HighPoint Resources Corporation, Key Energy Services, and Cloud Peak Energy, as well as on the boards of a number of private companies. Mr. Owens was elected to two terms as Governor of Colorado, from 1999 to 2007, and was re-elected by the largest margin in Colorado history. Prior to his election as Governor, he served as State Treasurer of Colorado for four years where he was responsible for the management of a $4 billion portfolio. He also served for four years on the board of Federal Signal Colorado’s $25 billion pension fund – the Public Employees Retirement Association (PERA). From April 2013, until his resignation in February 2022 upon the Russian invasion of Ukraine, Mr. Owens has served as Chairman of the Board and Chair of the Governance/Compensation Committee of the Credit Bank of Moscow, a $50 billion (assets) bank which is Russia’s sixth largest bank overall and its second largest investor-owned bank. Mr. Owens graduated from Stephen F. Austin State University with a B.S. in Political Science and earned a Master’s Degree in Public Affairs from the University of Texas, where he was awarded a two-year fellowship. I believe Mr. Owens is qualified to serve on the Board based on his business experience as a board member of a publicly listed company and experience as Governor of Colorado.

This Notice assumes (i) that the 2022 Annual Meeting is properly postponed or adjourned as required by the fiduciary duties of the Board of Directors to permit the convening of the Special Meeting of Stockholders of the Company called by Chirinjeev Kathuria, in his capacity as Co-Chairman of the Board of Directors of the Company, to consider the approval and adoption by the stockholders of the Company of the amendment to Section 3.2 of the Company’s Amended and Restated Bylaws (the “Bylaw Amendment”) as reflected in the Schedule 13D filed with the United States Securities and Exchange Commission on June 1, 2022; and (ii) the approval and adoption of the Bylaw Amendment.

Sincerely,

/s/ Jeffery R. Bray
Jeffery R. Bray